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As filed with the Securities and Exchange Commission on February 4, 2003

Registration No. 333-101232

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 3
TO
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

EPIQ SYSTEMS, INC.
(Exact Name of Registrant in Its Charter)

Missouri (State or other jurisdiction of incorporation or organization)	48-1056429 (I.R.S. Employer Identification Number)
501 Kansas Avenue Kansas City, Kansas 66105-1309 (913) 621-9500 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

TOM W. OLOFSON
Chairman and Chief Executive Officer
501 Kansas Avenue
Kansas City, Kansas 66105-1309
(913) 621-9500
(Name, address, including zip code, and telephone number, including are code, of agent for service)	Copies to: RICHARD M. WRIGHT, JR. Gilmore & Bell, P.C. 2405 Grand Boulevard Suite 1100 Kansas City, Missouri 64108 (816) 221-1000

Approximate date of proposed sale to the public:
From time to time after the effective date of this registration statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the follow box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(A) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(A), may determine.

PROSPECTUS

2,000,000 Shares

EPIQ SYSTEMS, INC.

Common Stock

        The selling shareholders listed on page 8 of this prospectus may sell up to 2,000,000 shares of our common stock. At any time, without notifying us, the selling shareholders can sell all or a portion of the common stock offered in this prospectus. The selling shareholders can sell the common stock to buyers directly or through underwriters, brokers, dealers or agents. The sale price for the common stock may be either a price negotiated between the selling shareholder and the buyer or the prevailing market price of the common stock at the time of the sale. We will not receive any proceeds from the sale of shares by the selling shareholders.

        Our common stock is listed for quotation on the Nasdaq National Market under the symbol "EPIQ." The last reported sale price of our common stock on the Nasdaq National Market on February     , 2003, was $             per share.

        Investing in our common stock involves a certain degree of risk. You should consider carefully the risk factors referred to on page 5 of this prospectus.

        Neither the SEC nor any state securities commission has approved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the shares by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

The date of this prospectus is February     , 2003

PROSPECTUS SUMMARY

        This is a summary of our business and this offering. You should read carefully this entire prospectus and the documents to which we have referred you before you make a decision about buying our common stock.

Our Business

        We develop, market and license proprietary software solutions for workflow management and data communications infrastructure for the bankruptcy trustee market and the infrastructure software market. Our specialized products streamline our customers' internal business operations and external communications and enable them to minimize operating costs through automation. In addition to our software products, we also provide a high level of coordinated support, including network integration, post-installation support and industry-specific value-added services.

        For the bankruptcy trustee market, we provide Chapter 7 and Chapter 13 trustees comprehensive, turnkey, back-office systems that manage their entire caseloads. Our TCMS and CasePower software products are the cornerstone of the daily operations of a bankruptcy trustee's office and enable management of virtually every aspect of the trustee's caseload. Unlike traditional software licensing arrangements under which the end-user pays a relatively significant up-front licensing fee and then more modest support fees over time, our bankruptcy trustee billing models generate ongoing monthly revenues from each customer.

        The application of Chapter 7 bankruptcy regulations has the practical effect of discouraging trustees from incurring direct administrative costs for computer system expenses. As a result, we provide our products and services to trustee customers at no direct charge. We have a national marketing arrangement with Bank of America, in which most of our trustee customers agree to deposit the cash proceeds from liquidations of debtors' assets with Bank of America. Under this arrangement:

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  we license our proprietary software to the trustee and furnish hardware, conversion services, training and customer support, all at no cost to the trustee;

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  we collect from Bank of America monthly revenues based, in part, upon a percentage of the total liquidated assets on deposit and on the number of trustees.

We also derive Chapter 7 revenues from conversions, upgrades and customized software provided to Chapter 7 trustees, as well as from customized software, technology services and marketing and strategic consulting services that we provide directly to Bank of America in support of our national marketing arrangement.

        For our Chapter 13 business, in addition to an initial implementation fee, we collect monthly revenues directly from each trustee customer based on the number of cases in the trustee's database and the number of printed documents we generate for the trustee.

        For the infrastructure software market, our DataExpress product line provides cross-platform, software-based communications infrastructure that enables corporate customers to format and securely route business-critical data over the Internet and private networks, using a variety of communication protocols. Our products automate the electronic transmission of business data and are designed to deliver the data to the right recipient, at the right time, in the right format and with the appropriate security, while reducing labor and information technology infrastructure costs to our customers. The DataExpress product line includes modules for data transmission, system monitoring, data reformatting and security that are designed for large customers with complex requirements. We previously referred to our DataExpress product as serving the financial services market, and now refer to it as the infrastructure software market. We believe that infrastructure software market more accurately defines the actual and targeted market for DataExpress as actual and potential customers for that product are not necessarily engaged exclusively in or serve the financial services market.

        The bankruptcy and related services segment of our business accounted for approximately 93.5% of our revenue in 2001, while the infrastructure software segment accounted for the remaining 6.5%.

        We were incorporated in the State of Missouri on July 15, 1988, when we completed a transaction whereby we acquired all of the assets of an unrelated predecessor corporation, including the name "Electronic Processing, Inc." Our shareholders approved an amendment to the our Articles of Incorporation on June 7, 2000, thereby changing the Company's name from Electronic Processing, Inc., to EPIQ Systems, Inc.

        Our principal executive office is located at 501 Kansas Avenue, Kansas City, Kansas 66105-1309. The telephone number at that address is (913) 621-9500.

The Offering

        The selling shareholders may sell their shares of common stock according to the plan of distribution described on page 9 of this prospectus. We will not receive any proceeds from the sale of these shares.

RISK FACTORS

        This prospectus and the reports incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, including those relating to the possible or assumed future results of operations and financial condition. Because those statements are subject to a number of uncertainties and risks, actual results may differ materially from those expressed or implied by the forward-looking statements. Listed below are the risks associated with an investment in our common stock that could cause actual results to differ from those expressed or implied.

A significant reduction in the amount of Chapter 7 liquidated asset proceeds on deposit by our Chapter 7 bankruptcy trustee customers or in the number of pending bankruptcy cases would cause our revenues and profits to drop significantly.

        Our bankruptcy and related services segment is highly dependent on the amount of liquidated asset proceeds deposited by bankruptcy trustees and the number of bankruptcy filings in the United States. Economic fluctuations in the United States affect the number of bankruptcy filings and the dollar volume flowing through the federal bankruptcy system. A significant reduction in Chapter 7 liquidated asset proceeds on deposit by our bankruptcy trustee customers or the number of pending bankruptcy cases could cause our bankruptcy and related services segment revenues and our profits to drop significantly.

We have historically lacked product and business diversification. If we are unable to expand our primary business, our future revenues and earnings may not grow and could decline.

        We have historically lacked product and business diversification. Prior to 1992, our sole line of business activity was the provision of automation services to Chapter 13 trustees. In 1992 we introduced a Chapter 7 product for DOS, and in 1996 we introduced our Chapter 7 product line for Windows. The provision of those bankruptcy services constituted our sole business endeavor until March 2000, when we entered the infrastructure software market through the purchase of PHiTECH, Inc. The bankruptcy and related services segment of our business represented 93.5% of our operating revenues in 2001. If we are unable to maintain and grow the operating revenues from the bankruptcy and related services segment of our business, our future revenues and earnings may not grow and could decline. Our lack of product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

Bankruptcy reform legislation could decrease the amount of Chapter 7 liquidated asset proceeds on deposit by our Chapter 7 trustee customers or the number of bankruptcy filings, which could cause a reduction in our revenues and profits.

        Bankruptcy reform legislation has been introduced in Congress in each of the last few years, but has not been passed. We believe proposed legislation will be reintroduced annually and will eventually pass and be signed by the President. The recently proposed bankruptcy legislation could tighten the rules for debtors filing for certain types of bankruptcy and could make the bankruptcy process more cumbersome for debtors. For example, new legislation could force certain debtors to file bankruptcy under Chapter 13 instead of Chapter 7, thereby causing the debtor to file a plan of reorganization to repay creditors over time, rather than liquidating the debtor's assets. While this legislation, if passed, could affect the number of bankruptcy filings, we do not think the recent proposals would materially affect the aggregate Chapter 7 deposits held by our trustee customers in the foreseeable future. Even if there is a resultant drop in the amount of Chapter 7 deposits held by our trustee customers, there may be a corresponding increase in the number of Chapter 13 cases managed by our trustee customers.

Substantially all of our Chapter 7 revenues are collected through our relationship with Bank of America, and if our national marketing arrangement with Bank of America for our Chapter 7 business were terminated, our revenues and earnings could suffer.

        The application of Chapter 7 bankruptcy regulations discourages Chapter 7 trustees from incurring direct administrative costs for computer system expenses. As a result, we provide our products and services to Chapter 7 trustee customers at no direct charge. We have a national marketing arrangement with Bank of America, in which most of our Chapter 7 trustee customers agree to deposit the cash proceeds from liquidations of debtors' assets with Bank of America. Under this arrangement:

  •
  we license our proprietary software to the trustee and furnish hardware, conversion services, training and customer support, all at no cost to the trustee; and

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  we collect from Bank of America monthly revenues based, in part, upon a percentage of the total liquidated assets on deposit and on the number of trustees.

        We promote our Chapter 7 product exclusively through our national marketing arrangement with Bank of America, which has been in place since November 1993. Substantially all of our Chapter 7 revenues are collected through our relationship with Bank of America. Our agreement with Bank of America has no fixed expiration date, and both Bank of America and we may terminate the agreement at any time upon six months notice to the other. Termination of our agreement with Bank of America could cause our revenues and earnings to suffer, until and unless we could establish a replacement marketing arrangement or arrangements with another bank or banks and could transfer the Chapter 7 liquidated asset proceeds on deposit with Bank of America to the new bank or banks. We have other Chapter 7 banking relationships that either predate our relationship with Bank of America or were acquired as part of our acquisition of the competing businesses in November 1999 and October 2001. We may not be able to establish another marketing arrangement or arrangements with terms comparable to those we have with Bank of America or at all.

If our national marketing arrangement with Bank of America were terminated, we probably would not provide special products and services to Bank of America and would lose a significant percentage of our revenues and profits.

        To support our national marketing arrangement for Chapter 7 trustees, we provide customized software solutions, related integration services and marketing and strategic consulting services to Bank of America. The revenues from these products and projects were 18.5% and 20.5% of our total bankruptcy and related services segment revenues in 2001 and 2000, respectively. We expect to continue to provide these types of products and services to Bank of America in the future so long as our national marketing arrangement with Bank of America is in place. It is not likely, however, that we would continue to provide these types of products and services to Bank of America if our Chapter 7 national marketing arrangement with Bank of America were terminated by Bank of America or us.

The bankruptcy trustee market consists of a finite group of Chapter 7 and Chapter 13 trustees, and the loss of even a limited number of our trustee customers could result in a loss of revenues and profits.

        There are a limited number of Chapter 7 and Chapter 13 trustees that can be served by us. We currently estimate that there is approximately $3.5 billion of liquidated asset proceeds on deposit being managed by approximately 1,700 Chapter 7 trustees, and that there were approximately 700,000 active Chapter 13 cases at the end of 2001 managed by approximately 180 Chapter 13 trustees. Because the number of bankruptcy trustees does not typically increase significantly, we can only increase our Chapter 7 and Chapter 13 trustee business through:

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  taking trustee business from our competitors;

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  increases in the amount of deposits of liquidated asset proceeds administered by our existing Chapter 7 trustee customers;

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  growth in the number of Chapter 13 cases managed by our existing Chapter 13 trustee customers; or

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  acquisition of the business or assets of one of our bankruptcy trustee competitors.

        Accordingly, a single trustee customer with a large Chapter 7 deposit base or a large Chapter 13 caseload can comprise an important portion of our operating revenues, although sales to none of our bankruptcy trustee customers exceeded 5% of our revenues in 2001 or 2002. Our future financial performance will depend on our ability to maintain existing trustee customer accounts and to attract business from trustees that are currently using a competitor's software product. The loss of even a limited number of trustee customers could result in a loss of revenue and profits.

Our quarterly results may fluctuate in the future. If they do, our operating results may not meet the expectations of securities analysts or investors. This could cause a material drop in the market price of our common stock.

        Our quarterly results in the future may fluctuate more than they have in the past. If they do, our quarterly revenues and operating results may be increasingly difficult to forecast. It is possible that our future quarterly results of operations from time to time will not meet the expectations of securities analysts or investors. This could cause a material drop in the market price of our common stock. Our quarterly results may fluctuate for a number of reasons.

        First, our bankruptcy and related services segment will continue to be affected by a number of factors, any one of which could substantially affect our results of operations for a particular fiscal quarter. Specifically, our quarterly results of operations for this segment and our Company as a whole can vary due to fluctuations in trustees' deposit balances or caseloads, unanticipated expenses related to software maintenance or customer service, the timing, cancellation or rescheduling of customer orders and the timing and market acceptance of new software versions or support services.

        Second, within our bankruptcy and related services segment, we have in the last four years provided customized software solutions, related integration services and strategic marketing and consulting services to Bank of America. The revenues from these products and projects are of a less recurring nature than our more traditional Chapter 7 and Chapter 13 revenues, and our receipt and recognition of these revenues tend to fluctuate on a quarterly basis. There can be no assurance that we will continue to provide these types of products and services to Bank of America or other financial institutions in the future or that these types of revenues will not fluctuate significantly from quarter to quarter. Additionally, the recognition of revenue from these types of contracts, like our infrastructure software segment discussed in the following paragraph, is complex, and the timing of the recognition of revenue from these customized products and services can be unpredictable.

        Third, our infrastructure software segment has a greater likelihood of quarterly fluctuations in revenues and earnings than our bankruptcy and related services segment. The quarterly results for our infrastructure software segment may be affected by one or more of the following additional factors:

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  The extent and timing of revenues recognized. DataExpress products and services are presently offered in a traditional software license pricing model, with a relatively significant up-front licensing fee and then more modest support fees over time. In the future we may develop new revenue models for our DataExpress products and services, which we hope will optimize our long-term results, even if there are some short-term consequences. The recognition of revenue from contracts in software businesses like our infrastructure software segment is complex.

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  Customer budget priorities and purchasing cycles will more directly affect sales of DataExpress and future products in our infrastructure software segment than purchases by our trustee customers in the bankruptcy and related services segment.

Our stock price may be volatile even if our quarterly results do not fluctuate significantly.

        If our quarterly results fluctuate, the market price for our common stock may fluctuate as well, and those fluctuations may be significant. Even if we report stable or increasing earnings, the market price of our common stock may become more volatile. There are a number of factors, beyond earnings fluctuations, that can affect the market price of our common stock, including the following:

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  a decrease in market demand for our stock;

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  downward revisions in securities analysts' estimates;

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  announcements of technological innovations or new products developed by us or our competitors;

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  the degree of customer acceptance of new products or enhancements offered by us; and

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  general market conditions and other economic factors.

        In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of stocks of technology companies and that have often been unrelated to the operating performance of particular companies. The market price of our common stock has been volatile and is likely to continue to be volatile.

Because our primary competitor in the bankruptcy trustee market is JPMorgan Chase Bank, we may lack the financial and marketing resources needed to capture increased market share.

        There are several companies in the bankruptcy trustee market competing to sell to a finite group of trustee customers. Our primary competitor in both Chapter 7 and Chapter 13, and our only competitor larger than us, is JPMorgan Chase Bank, which has substantially greater financial and marketing resources than do we. As a substantially larger competitor, JPMorgan Chase Bank could choose to commit substantially greater resources to sales, marketing and promotional efforts in order to take trustee customers away from us. Moreover, other firms with resources significantly greater than ours may choose to enter this market. Our future financial performance will depend on our ability to maintain existing trustee customer accounts and to attract business from trustees who are currently using a competitor's software product.

The infrastructure software market we serve is highly competitive, and we may lack the financial and marketing resources needed to effectively compete against larger entities like Sterling Commerce.

        Direct competition in the infrastructure software market includes file transfer solutions developed by in-house information technology departments and commercial file transfer products offered by Sterling Commerce and others. It will be difficult for us to make sales to potential customers that choose to develop internally their own file transfer solutions rather than use a commercial product. Moreover, a number of our competitors, have substantially greater financial and marketing resources than do we.

If we are unable to develop new technologies and respond to market changes, we could lose existing customers and fail to attract new business.

        We regularly undertake new projects and initiatives in order to meet the changing needs of our customers. In doing so, we invest substantial resources with no assurance of their ultimate success. We believe our future success will depend, in part, upon our ability to:

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  enhance our existing products;

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  design and introduce new solutions that address the increasingly sophisticated and varied needs of our current and prospective customers;

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  maintain our technology skills; and

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  respond to technological advances and emerging industry standards on a timely and cost-effective basis.

        We may not be able to incorporate future technological advances into our business, and future advances in technology may not be beneficial to, or compatible with our business. In addition, keeping abreast of technological advances in our business may require substantial expenditures and lead-time. We may not be successful in using new technologies, adapting our solutions to emerging industry standards or developing, introducing and marketing software products or enhancements, and we may experience difficulties that could delay or prevent the successful development, introduction or marketing of these products. If we incur increased costs or are unable, for technical or other reasons, to develop and introduce new products or enhancements in a timely manner in response to changing market conditions or customer requirements, we could lose existing customers and fail to attract new business.

Our new releases and products may have undetected errors, which could cause litigation claims against us or damage to our reputation.

        We intend to continue to issue new releases of our software products periodically. Complex software products, such as those we offer, frequently contain undetected errors or "bugs" when first introduced or as new versions are released that, despite our prior testing, are discovered only after a product has been installed and used by our customers. The introduction of new products and releases in the future may have a greater risk of undetected errors or "bugs" than our historic software product upgrades.

        We have not experienced any material errors or "bugs" in the various upgrades of our TCMS and CasePower software products that we have released in recent years, and the current DataExpress products do not appear to have experienced any similar problems in the past. Errors may be found in our software products in the future. Those "bugs" or errors, or difficulties in installing and maintaining our new software and releases or difficulties training customers and their staffs on the utilization of new products and releases, may result in a delay or loss of revenue, diversion of development resources, damage to our reputation, increased service costs, increased expense for litigation and impaired market acceptance of our products.

Security problems with or product liability claims arising from our software products could cause increased expense for litigation, increased service costs and damage to our reputation.

        We have included security features in our products that are intended to protect the privacy and integrity of data. Security for our products is a particularly critical aspect of those products given their use for Internet, private networks and other electronic transfers of highly confidential financial data. Our software products or the data communications they manage may not be impervious to break-ins or disruptive problems caused by Internet or other users. Break-ins or problems could result in a diversion of development resources, damage to our reputation, increased service costs or impaired market acceptance of our products, impairing the continued success of our business. Additionally, we could be exposed to potential liability for break-ins, product defects or other reasons. Defending these liability claims could result in increased expenses for litigation and a significant diversion of our management's attention.

Our intellectual property is not protected through patents or formal copyright registration. We thus do not have the full benefit of patent or copyright laws to prevent others from replicating our software.

        Historically, we have not protected our intellectual property rights through patents or formal copyright registration. We believe, however, that our results of operations will depend more upon the innovation and technological expertise of our employees than upon those protections. We may not be able to protect our trade secrets or prevent others from independently developing substantially equivalent proprietary information and techniques or from otherwise gaining access to our trade secrets. In addition, foreign intellectual property laws may not protect our intellectual property rights. Moreover, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringements. Litigation of this nature could result in substantial expense for us and diversion of management and other resources, which could result in a loss of revenue and profits.

Our failure to develop and maintain products and services that assist our customers in complying with significant government regulation could result in decreased demand for our products and services.

        Our products and services are not directly regulated by the government. Our bankruptcy trustee customers are, however, subject to significant regulation. Bankruptcy trustees are subject to the United States Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and local rules and procedures established by bankruptcy courts. The Executive Office for United States Trustees, a division of the United States Department of Justice, oversees bankruptcy trustees and establishes administrative rules governing trustees' activities. The success of our bankruptcy and related services segment has been, and will continue to be, dependent in part on our ability to develop and maintain products and provide services that allow trustees to perform their duties within applicable regulatory and judicial rules and procedures. Future regulation may limit or eliminate the ability of trustees to utilize the types of products and services that we currently provide. Our failure to adapt our Chapter 7 and Chapter 13 products and services to changes in the Bankruptcy Code and applicable rules and procedures could cause us to lose existing customers and fail to attract new customers.

The integration of acquired businesses is time consuming for us, may distract our management from our core business and can be expensive, all of which could reduce or eliminate our expected profits.

        In the last three years, we acquired three businesses at a combined cost in excess of $28 million. We intend to continue to consider additional opportunities to acquire other companies, assets or product lines that complement or expand our business. If we are unsuccessful in integrating these companies or product lines with our operations, or if integration is more difficult than anticipated, we may experience disruptions to the operations and the expected revenues or profits of the acquired business. In addition, the integration of acquired businesses is time consuming, may distract our management from our core business and can be expensive, all of which could reduce or eliminate the expected profits of the acquired business and the expected profits of our existing business.

        Some of the risks that may affect our ability to integrate or realize any anticipated benefits from companies we acquire include those associated with:

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  unexpected losses of key employees or customers of the acquired company;

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  conforming the acquired company's standards, processes, procedures and controls with our operations;

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  coordinating our new product and process development;

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  hiring additional management and other critical personnel;

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  increasing the scope, geographic diversity and complexity of our operations;

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  difficulties in consolidating facilities and transferring processes and know-how;

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  other difficulties in the assimilation of acquired operations, technologies or products;

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  diversion of management's attention from our other business concerns; and

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  adverse effects on existing business relationships with customers.

Any amortization of a significant amount of intangible assets or potential future impairment of goodwill resulting from an acquisition could materially affect our financial position and results of operations.

The use of our common stock to fund acquisitions could dilute existing shares.

        We intend to consider opportunities to acquire companies, assets or product lines that complement or expand our business. We expect that future acquisitions, if any, could provide for consideration to be paid in cash, shares of our common stock, or a combination of cash and shares. If the consideration for an acquisition is paid in common stock, existing shareholders' investments could be diluted.

We may not be able to continue to manage our rapid growth effectively. If we fail to do so, we could increase revenues without a corresponding increase in earnings.

        We have experienced significant growth in revenues since we first publicly offered our common stock in February 1997. A continuing period of significant future growth could place a significant strain on our management, operations and other resources. Our ability to manage our anticipated future growth will require us to continue to invest in our operational, financial and information systems, and to attract, retain, motivate and manage our employees effectively. We may not be able to manage any future growth effectively.

We depend upon our key personnel, and we may not be able to retain them or to attract, assimilate and retain new, highly qualified employees in the future.

        Our future success will depend in significant part upon the continued service of our senior management and certain of our key technical personnel and our continuing ability to attract, assimilate and retain highly qualified technical, managerial and sales and marketing personnel. While we have non-disclosure agreements and non-compete agreements with substantially all of our employees, we do not have employment agreements with any of our executive officers or other employees. We maintain key-man life insurance policies on our Chairman and Chief Executive Officer and our President and Chief Operating Officer. The loss of the services of either of these persons or other key personnel or the inability to hire or retain qualified personnel in the future could substantially impair the continuing success of our business.

We do not pay cash dividends on our common stock, and our common stock may not appreciate in value or even maintain the price at which you purchased your shares.

        We presently do not intend to pay any cash dividends on our common stock. The payment of future dividends is within the discretion of our board of directors and will depend upon our future earnings, if any, our capital requirements, financial condition and other factors that the board of directors may deem relevant. We currently intend to retain all earnings, if any, to invest in our operations. As a result, the success of your investment in our common stock will depend entirely upon its future appreciation. Our common stock may not appreciate in value or even maintain the price at which you purchased your shares.

Our articles of incorporation contain a provision that could be used by us, without shareholder approval, to discourage or prevent a takeover of our company.

        Our articles of incorporation authorize our board of directors to issue preferred stock in one or more series, without shareholder approval, and to fix the designation, rights and preferences of each series of preferred stock. Our board of directors could issue a series of preferred stock in a manner designed to prevent or discourage a takeover of our company.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        In this prospectus, in other filings with the SEC and in press releases and other public statements by our officers throughout the year, we make or will make statements that plan for or anticipate the future. These forward-looking statements include statements about our future business plans and strategies, and other statements that are not historical in nature. These forward-looking statements are based on our current expectations. You will find many of these statements in the following sections:

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  "Prospectus Summary" on page 3;

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  "Risk Factors" on page 5; and

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  "Incorporation of Certain Information by Reference" on page 12.

        Forward-looking statements may be identified by words or phrases such as "believe," "expect," "anticipate," "should," "planned," "may," "estimated" and "potential." Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, provide a "safe harbor" for forward-looking statements. In order to comply with the terms of the safe harbor, and because forward-looking statements involve future risks and uncertainties, incorporated herein by reference are a variety of factors that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. These factors include, but are not limited to, (1) any material changes in our total number of Chapter 7 trustees or Chapter 7 deposits, (2) any material changes in our total number of Chapter 13 trustees or material changes in the number of cases processed by these Chapter 13 trustees, (3) changes in the number of bankruptcy filings each year, (4) changes in bankruptcy legislation, (5) our reliance on its national marketing arrangement with Bank of America for Chapter 7 revenue, (6) risks associated with the integration of acquisitions into our existing business operations, (7) our ability to achieve or maintain technological advantages, (8) uncertainties related to the infrastructure software business and the future operations of that business, and (9) other risks detailed from time to time in our filings with the SEC, including the Risk Factors set forth above. We undertake no obligation to update any forward-looking statements contained herein or in future communications to reflect future events or developments.

SELECTED FINANCIAL DATA

	Fiscal Year Ended December 31,
	2001	2000	1999	1998	1997
	(In Thousands, Except Per Share Data)
INCOME STATEMENT DATA:
Operating revenues	$30,112	$23,257	$14,820	$11,546	$8,389
Net income(1)	4,942	2,132	1,496	1,321	365
Pro forma net income(2)					638
Net income per share—diluted(1)	0.35	0.20	0.14	0.14	0.05
Pro forma net income per share—diluted					0.09
BALANCE SHEET DATA:
Working capital	$26,488	$13,032	$4,347	$12,191	$1,776
Total assets	70,648	44,938	26,222	21,279	8,161
Long-term debt	594	924	67	109	889
Stockholders' equity	65,144	35,923	20,925	19,391	5,599

(1)
In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142 Goodwill and Other Intangible Assets. SFAS No. 142, which we adopted as of January 1, 2002, requires, among other things, the discontinuance of amortization of goodwill and certain other intangible assets. Net income, adjusted to exclude this amortization expense, net of tax, would have been $5,617,000, $2,851,000 and $1,532,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Diluted net income per share would have been $.40, $.26 and $.14 for the same time period. Amortization expense related to intangible assets other than goodwill is estimated to be $530,000 in 2003 and 2004, $510,000 in 2005 and $450,000 in 2006 and 2007.

(2)
Before February 4, 1997, we were a subchapter "S" corporation and, accordingly, federal and state income taxes were paid at the stockholder level only. Upon completion of a public offering of common stock, we changed our income tax status to a C corporation. At the time of becoming a C corporation, we accrued an income tax provision of $273,000 to record the deferred tax effects of temporary differences between financial statements and tax bases of assets and liabilities. Pro forma earnings information has been provided to reflect the effects of corporate income taxes on historical earnings, as if we had been subject to income taxes for all periods presented. Pro forma adjustments reflect the provision for corporate income taxes for 1996 and the elimination of the initial income tax provision for 1997.

AVAILABLE INFORMATION

        We are a "reporting company" as that term is used in the Securities Exchange Act of 1934. As a reporting company, we are required to file reports, proxy statements and other information with the SEC, including the information listed below. You may read and copy any of the reports, proxy statements and other information that we have filed with the SEC at the SEC's Public Reference Room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may get information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. The SEC maintains a Web site that contains reports, proxy and information statements, and other information regarding us and other issuers that electronically file information with the SEC. The address of that site is (http://www.sec.gov). Our Web site is (www.epiqsystems.com).

        This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933. You may want to refer directly to the registration statement for more information about us and our common stock. You may want to review a copy of any contract or document filed as an exhibit to the registration statement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The following documents, all of which have been previously filed with the SEC under the Securities Exchange Act of 1934, are incorporated by reference into this prospectus:

1.
The description of our common stock contained in our registration statement on Form 8-A.

2.
Our current report on Form 8-K/A, as filed with the SEC on December 17, 2001.

3.
Our annual report on Form 10-K for the year ended December 31, 2001.

4.
Our quarterly report on Form 10-Q for the quarter ended March 31, 2002.

5.
Our quarterly report on Form 10-Q for the quarter ended June 30, 2002.

6.
Our quarterly report on Form 10-Q for the quarter ended September 30, 2002.

7.
Our current report on Form 8-K, as filed with the SEC on September 6, 2002.

8.
Our current report on Form 8-K, as filed with the SEC on November 15, 2002.

        All documents subsequently filed by us in compliance with Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering are incorporated by reference into this prospectus.

        We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any of the information that is incorporated by reference in this prospectus (including exhibits that are specifically incorporated by reference in that information). Any request should be directed to: Investor Relations, EPIQ Systems, Inc., 501 Kansas Avenue, Kansas City, Kansas 66105-1309, telephone (913) 621-9500.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares by the selling shareholders. All proceeds from the resale of those shares will go to the selling shareholders. See "Selling Shareholders" below and "Plan of Distribution" below.

SELLING SHAREHOLDERS

        On November 7, 2002, we issued an aggregate of 2,000,000 shares of our common stock in a private placement to the selling shareholders listed below for $30 million in cash, which shares of common stock are covered by this prospectus. No other securities were issued by us to any of the selling shareholders in the private placement transaction. Each of the selling shareholders has represented to us that they have acquired the shares for their own account and not with a present view to, or for sale in connection with, any distribution of the shares in violation of the registration requirements of the Securities Act.

        Each of the selling shareholders listed below that is affiliated with a registered broker-dealer has represented to us that they have purchased the shares in the ordinary course of business and at the time of the purchase of the shares, they had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

        The following table sets forth certain information with respect to the ownership of common stock by the selling shareholders as of November 7, 2002, and the shares offered in this prospectus by the selling shareholders.

Selling Shareholder	Shares Currently Owned	Amount to be Offered	Shares Owned After Offering	Percentage Owned After Offering
Wasatch Advisors, Inc.:(1)
Wasatch Ultra Growth Fund	558,875	442,500	116,375	*
Wasatch Global Science & Technology Fund	48,542	43,342	5,200	*
Merced County Employees' Retirement Association	20,225	15,100	5,125	*
Celanese Americas Corporation Retirement Pension Plan	40,025	29,550	10,475	*
Parker Hannifin Corporation	37,200	27,700	9,500	*
The Children's Hospital Foundation	31,950	24,000	7,950	*
The Kroger Co. Consolidated Master Retirement Trust	24,000	17,900	6,100	*
Gannett Retirement Plan Master Trust	40,400	29,525	10,875	*
Shedd Aquarium Society	8,150	6,100	2,050	*
The Governing Council of the University of Toronto	13,475	11,075	2,400	*
Ohio Carpenters' Pension Fund	24,700	18,450	6,250	*
The Children's Hospital of Philadelphia	1,900	1,425	475	*
ZLP Master Technology Fund, Ltd.(2)	400,000	400,000	0	0
Acqua Wellington Opportunity I Limited(3)	250,000	250,000	0	0
ING Investments, LLC(4)	200,000	200,000	0	0
Riverview Group, LLC(5)	150,000	150,000	0	0
UBS O'Connor(6)	100,000	100,000	0	0
Thomas A. and Jean W. McDonnell(7)	50,000	50,000	0	0
Ashford Capital Partners:(8)
Anvil Investment Associates, L.P.	134,400	44,400	90,000	*
Ashford Capital Partners, L.P.	171,550	17,100	154,450	*
Wells Capital(9)	40,000	40,000	0	0
William M. Freeman Revocable Trust UA Dated 12-26-95(10)	31,833	31,833	0	0
St. Denis J. Villere	35,000	35,000	0	0
Ian Arnof Separate Property Trust U/A 8-27-02(11)	15,000	15,000	0	0

TOTAL	2,427,225	2,000,000	427,225

*
Represents less than 1.0%.

(1)
Wasatch Advisors, Inc. is a registered investment adviser under the Investment Advisers Act of 1940.

(2)
Stuart J. Zimmer has voting and investment control over the shares held by ZLP Master Technology Fund, Ltd.

(3)
Michael Taylor has voting and investment control over the shares held by Acqua Wellington Opportunity 1 Limited.

(4)
ING Investments, LLC is affiliated with various registered broker-dealers, including ING Funds Distributor, Inc.

(5)
Robert Williams has voting and investment control over the shares held by Riverview Group, LLC.

(6)
UBS O'Conner is affiliated with UBS AG, which is a foreign company that files periodic reports with the SEC under the Exchange Act.

(7)
Ms. Jean W. McDonnell is a registered representative with Perkins, Wolf, McDonnell & Co., a registered broker-dealer.

(8)
Theodore Ashford has voting and investment control over the shares held by Anvil Investment Associates, L.P. and Ashford Capital Partners, L.P.

(9)
Wells Capital is affiliated with various registered broker-dealers, including Wells Fargo Brokerage Services, LLC.

(10)
Mr. William M. Freeman has voting and investment control over the shares purchased by his Revocable Trust UA Dated 12-26-95.

(11)
Mr. Ian Arnof has voting and investment control over the shares purchased by his Separate Property Trust U/A 8-27-02.

PLAN OF DISTRIBUTION

        We have registered the 2,000,000 shares of our common stock offered in this prospectus on behalf of the selling shareholders. We will pay all expenses of this registration, other than fees and expenses, if any, of counsel or other advisors to the selling shareholders. The selling shareholders are responsible for paying any commissions, discounts, or other brokerage fees incurred in connection with their sale of any of the shares.

        The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

  •
  in the over-the-counter market;

  •
  in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  •
  in connection with short sales of the shares;

  •
  by pledge to secure debt and other obligations;

  •
  through the writing of options, whether the options are listed on an options exchange or otherwise;

  •
  in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

  •
  through a combination of any of the above transactions.

        The selling shareholder and its successors, including its transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

        Under the terms of the private placement, we have agreed to indemnify the selling shareholders, and each director, officer or controlling person of each selling shareholder within the meaning of Section 15 of the Securities Act of 1933 against all losses, claims, damages, liabilities and expenses, (or action in respect thereof) including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on (i) any untrue statement or alleged untrue statement of a material fact contained in, or information incorporated by reference into, any registration statement or prospectus (or any amendment or supplement thereto) or any preliminary prospectus prepared in connection with the registration contemplated by the Securities Purchase Agreement, (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) any failure by us to fulfill and perform any agreement, covenant or undertaking pursuant to the Securities Purchase Agreement, or (iv) any failure or breach of our representations and warranties as set forth in the Securities Purchase Agreement.

        The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance on Rule 144 under the Securities Act of 1933, if they meet the criteria and conform to the requirements of that rule.

        The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in the sale of shares may be "underwriters" within the meaning of the Securities Act of 1933. Any commissions received by broker-dealers or agents on the sales and any profit on the resale of shares purchased by broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

        Under the rules of the SEC, any person engaged in the distribution of our common stock may not simultaneously buy, bid for or attempt to induce any other person to buy or bid for our common stock in the open market for a period of two business days prior to the beginning of the distribution. The rules and regulations under the Securities Exchange Act of 1934 may also limit the timing of purchases and sales of shares of our common stock by the selling shareholders. We have notified the selling shareholders they should not begin any distribution of common stock unless they have stopped purchasing and bidding for common stock in the open market as provided in applicable securities regulations, including Regulation M promulgated under the Securities Exchange Act of 1934.

        We have informed the selling shareholders that the anti-manipulation provisions of Regulation M may apply to the sales of their shares. We have advised the selling shareholders of the requirement for delivery of this prospectus in connection with any sale of the common stock.

LEGAL COUNSEL

        The validity of the securities being offered pursuant to this prospectus will be passed upon for us by Gilmore & Bell, P.C., Kansas City, Missouri, our securities counsel.

EXPERTS

        The financial statements of EPIQ Systems, Inc. as of and for the years ended December 31, 2001 and 2000 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The financial statements of EPIQ Systems, Inc. as of and for the year ended December 31, 1999 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by BKD, LLP, independent auditors, as stated in their report dated February 25, 2000, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

        The financial statements of ROC Technologies, Inc. as of and for the year ended September 30, 2001 incorporated in this prospectus by reference from the Current Report on Form 8-K/A filed with the SEC on December 17, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, the information and representations must not be relied upon as having been authorized by us or the selling shareholders. Neither the delivery of this prospectus nor any sale made using this prospectus will create any implication that the information contained in this prospectus is correct as of any time after its date.

2,000,000 Shares

EPIQ SYSTEMS, INC.

Common Stock

PROSPECTUS

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.    Exhibits

Exhibit No.	Description
3.1	Restated Articles of Incorporation.†
3.2	By-Laws, as amended to date.†
4.1	See Items 3.1 and 3.2 above.
5.1	Opinion of Gilmore & Bell, P.C.†
10.1	Agreement for Computerized Trustee Case Management System dated November 22, 1993, between the Registrant and Nationsbank of Texas, N.A.*°
23.1	Consent of Gilmore & Bell, P.C. included in Exhibit 5.1
23.2	Consent of Deloitte & Touche LLP, Independent Auditors.*
23.3	Consent of Deloitte & Touche LLP, Independent Auditors of ROC Technologies, Inc.*
23.4	Consent of BKD, LLP, Independent Auditors.*
24.1	Power of Attorney.†

*
Filed herewith.

†
Previously filed.

°
Portions of the Exhibit have been omitted pursuant to a request for confidential treatment.

II-1

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3 and we have authorized this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Kansas, on this 4th day of February, 2003.

EPIQ SYSTEMS, INC.
By:	/s/ ELIZABETH M. BRAHAM Elizabeth M. Braham Vice President and Chief Financial Officer

        In accordance with the requirements of the Securities Act of 1933, as amended, the registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Name and Title	Date
* Tom W. Olofson	Tom W. Olofson Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	February 4, 2003
* Christopher E. Olofson	Christopher E. Olofson President, Chief Operating Officer and Director	February 4, 2003
/s/ ELIZABETH M. BRAHAM	Elizabeth M. Braham Vice President and Chief Financial Officer (Principal Financial Officer)	February 4, 2003
* Michael A. Rider	Michael A. Rider Controller and Chief Accounting Officer (Principal Accounting Officer)	February 4, 2003
* Robert C. Levy	Robert C. Levy Director	February 4, 2003
* W. Bryan Satterlee	W. Bryan Satterlee Director	February 4, 2003
* Edward M. Connolly, Jr.	Edward M. Connolly, Jr. Director	February 4, 2003
*By:	/s/ ELIZABETH M. BRAHAM Attorney-in-fact

II-2

Securities and Exchange Commission
Washington, D.C. 20549

Exhibits
To
Pre-Effective Amendment No. 3
To
Registration Statement (No. 333-101232)
On
Form S-3
Under The Securities Act Of 1933

EPIQ SYSTEMS, INC.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Articles of Incorporation.†
3.2	By-Laws, as amended to date.†
4.1	See Items 3.1 and 3.2 above.
5.1	Opinion of Gilmore & Bell, P.C.†
10.1	Agreement for Computerized Trustee Case Management System dated November 22, 1993, between the Registrant and Nationsbank of Texas, N.A.*°
23.1	Consent of Gilmore & Bell, P.C. included in Exhibit 5.1
23.2	Consent of Deloitte & Touche LLP, Independent Auditors.*
23.3	Consent of Deloitte & Touche LLP, Independent Auditors of ROC Technologies, Inc.*
23.4	Consent of BKD, LLP, Independent Auditors.*
24.1	Power of Attorney.†

*
Filed herewith.

†
Previously filed.

°
Portions of the Exhibit have been omitted pursuant to a request for confidential treatment.

QuickLinks

PROSPECTUS SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
SELECTED FINANCIAL DATA
AVAILABLE INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL COUNSEL
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 16. Exhibits
SIGNATURES
EXHIBIT INDEX